UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


MORGAN STANLEY FRONTIER EMERGING MARKET FUND, INC.
(Name of Issuer)

CLOSED-END MUTUAL FUND

(Title of Class of Securities)

61757P101

(CUSIP Number)

December 18, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 X Rule 13d-1(b)

     Rule 13d-1(c)

     Rule 13d-1(d)

________________________________
*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Choate Investment Advisors, LLC
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?
(b)  ?
3.
SEC USE ONLY
4.
CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
5.
SOLE VOTING POWER  - 1,123,780  (See Items
3 and 6)

6.
SHARED VOTING POWER   -  0 (See Items 3 and
6)

7.
SOLE DISPOSITIVE POWER ? 1,123,780  (See
Items 3 and 6)

8.
SHARED DISPOSITIVE POWER -  0 (See Items 3
and 6)
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

 1,123,780  (See Items 3 and 6)
10
..
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES    ?
11
..
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	 15.93%
12
..
TYPE OF REPORTING PERSON

IA





Item 1(a).	Name of Issuer:

Morgan Stanley Frontier Emerging Market Fund, Inc.

Item 1(b).	Address of Issuer?s Principal Executive Offices:

Morgan Stanley Frontier Emerging Market Fund, Inc.
c/o Morgan Stanley Investment Management, Inc.
522 Fifth Avenue
New York, New York  10036

Item 2(a).	Name of Person Filing:

Choate Investment Advisors, LLC

Item 2(b).	Address of Principal Business Office or, if None,
Residence:

Choate Investment Advisors, LLC
Two International Place
Boston, Massachusetts  02110


Item 2(c).	Citizenship:

Massachusetts

Item 2(d).	Title of Class of Securities:

Closed End Mutual Fund

Item 2(e).	CUSIP Number:

61757P101

Item 3.	Classification

(e) Choate Investment Advisors, LLC (?CIA?) is reporting on this Schedule 13-G for itself as a registered investment adviser.

Item 4.		Ownership.

a)	Amount beneficially owned: 1,123,780
b)	Percent of Class:   15.93%%
c)	Number of shares as to which CIA has:
(i)	sole power to vote or to direct the vote:
1,123,780
(ii)	shared power to vote or direct the vote:  0
(iii)	sole power to dispose or to direct the
disposition of: 1,123,780
	shared power to dispose or to direct the disposition
of:   0


Item 5.		Ownership of Five Percent or Less of a Class.

N/A

Item 6.		Ownership of More than Five Percent on Behalf of
Another Person.

CIA provides investment advisory services on a discretionary basis to individual investors. In the aggregate, the client accounts managed by CIA hold greater than 5% of the outstanding securities subject to this filing on Schedule 13-G.

Item 7.		Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
N/A

Item 8.		Identification and Classification of Members of
the Group.

N/A

Item 9.		Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




CHOATE INVESTMENT ADVISORS,
LLC


By: /s/ Todd M. Millay

      Todd M. Millay
 							      Director


Date: November 3, 2009


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CUSIP No. 61757P101

	13G








CUSIP No. 61757P101

	13G

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